                              EXHIBIT 4


             ARTICLE NINTH OF THE COMPANY'S CERTIFICATE
                    OR INCORPORATION, AS AMENDED


     NINTH:    To the fullest extent permitted by the Delaware General
Corporation Law as the same exists or as may hereafter be amended, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. Neither any amendment nor repeal of this Certificate of Incorporation inconsistent with this Article NINTH, nor the adoption of any provision of Article NINTH, shall eliminate or reduce the effect of this cause of action, suit or claim that, but for this Article NINTH, would accrue or arise, prior to such amendment, repeal or adoption of an inconsistent provision.